FIRST SUPPLEMENTAL INDENTURE
between
NU SKIN ENTERPRISES, INC.
AND
THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
AS TRUSTEE

Dated as of March 20, 2018

FIRST SUPPLEMENTAL INDENTURE
THIS FIRST SUPPLEMENTAL INDENTURE (this "First Supplemental Indenture"), dated as of March 19, 2018, is between Nu Skin Enterprises, Inc., a Delaware corporation (the "Company"), and The Bank of New York Mellon Trust Company, N.A., a national banking association organized under the laws of the United States, as trustee (the "Trustee").

RECITALS OF THE COMPANY
WHEREAS, the Company and the Trustee executed and delivered an Indenture, dated as of June 16, 2016 (the "Original Indenture"), relating to the Company's 4.75% Senior Notes due 2020 (the "Convertible Notes") as supplemented by this First Supplemental Indenture, and the Original Indenture together with this First Supplemental Indenture, the "Indenture"), each between the Company and the Trustee;
WHEREAS, pursuant to Section 9.02  of the Original Indenture the Company and the Trustee, with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities, may enter into one or more indentures supplemental to the Original Indenture and modifying the terms of the Original Indenture;
WHEREAS, Ping An ZQ China Growth Opportunity Limited ("Ping An ZQ") is the beneficial owner of the full principal amount of the outstanding Convertible Notes;
WHEREAS, on February 16, 2018, Ping An ZQ issued a letter to the Company and a Conversion Notice to the Conversion Agent to convert the full $210.0 million aggregate principal amount of the Convertible Notes in accordance with the terms of the Original Indenture;
WHEREAS, pursuant to the terms of the Original Indenture, the Company agreed to settle its conversion obligation with respect to the Convertible Notes (i) in cash in the amount of $210.0 million with respect to the principal amount of the Convertible Notes converted and any accrued and unpaid interest to the conversion settlement date ("Cash Settlement"), and (ii) in 1,535,652 shares of the Company's Class A Common Stock (the "Class A Common Stock") with respect to any additional amounts (the "Share Settlement");
WHEREAS, on February 28, 2018, the Company satisfied its obligations with respect to the Share Settlement by delivering 1,535,652 shares of the Class A Common Stock to Ping An ZQ;
WHEREAS pursuant to Section 10.02(c) of the Original Indenture, the Company is required to satisfy its obligations with respect the Cash Settlement by delivering the cash payment to Ping An ZQ no later than April 2, 2018, which date is the 30th Business Day after February 16, 2018;
WHEREAS, on March 13, 2018, Ping An ZQ and the Company executed a side letter (the "Side Letter") pursuant to which Ping An ZQ consented to extend the latest date for payment of the Cash Settlement to May 15, 2018 (the "New Cash Settlement Date"), which Side Letter was delivered to the Trustee and constitutes the written consent of 100% of the Holders of the Convertible Notes to the substance of this First Supplemental Indenture pursuant to Section 9.02 of the Original Indenture;

WHEREAS, the Company desires to supplement the Original Indenture to reflect the  New Cash Settlement Date;
WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture, and all requirements necessary to make this First Supplemental Indenture a valid instrument in accordance with its terms have been performed, and the execution and delivery of this First Supplemental Indenture have been duly authorized in all respects;
NOW, THEREFORE, the Company and the Trustee agree, as follows:

ARTICLE 1
DEFINITIONS
SECTION 1.01. Scope of Supplemental Indenture.  The provisions of this First Supplemental Indenture shall supersede any corresponding or conflicting provisions in the Original Indenture.
SECTION 1.02. Definitions.  For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, all words, terms and phrases not otherwise defined herein shall have the same meaning as in the Original Indenture.
ARTICLE 2
 AMENDING SECTION 10.2(c)
SECTION 2.01. Amending Section 10.2(c).  Section 10.2(c) of the Original Indenture shall be deleted in its entirety and replaced with the following:
"(c) In the case of any conversion of Securities other than the Purchaser Securities, the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the later of (i) the third Business Day immediately following the relevant Conversion Date and (ii) the third Business Day immediately following the last Trading Day of the relevant Observation Period, as applicable.  In the case of any conversion of Purchaser Securities, the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the third Business Day immediately following the relevant Conversion Date unless otherwise specified in the written notice referred to in the second proviso below; provided, however, that (i) to the extent all or a portion of the Conversion Obligation is paid in cash, such cash shall not be due until the earlier of (A) May 15, 2018 and (B) the Maturity Date, and (ii) to the extent all or a portion of the Conversion Obligation is to be paid in shares of Common Stock, such shares shall be delivered on the day specified in a written notice from the beneficial owner(s) of the Purchaser Securities being converted that is delivered to the Company on or  prior to the second Business Day immediately following the relevant Conversion Date, which delivery date (in respect of such shares of Common Stock) shall be no earlier than the third Business Day immediately following the relevant Conversion Date and be no later than the seventh Business Day immediately following the relevant Conversion Date (it being understood that if no such notice is delivered to the Company, then the Company shall deliver such shares on the third Business Day immediately following the relevant Conversion Date).  Such written notice shall include a certification therein that the beneficial owners delivering such written notice are holders that hold beneficial interests in the Purchaser Securities subject to conversion.  If any shares of Common Stock are due to converting Holders, the Company shall issue or cause to be issued, and deliver or cause to be delivered to such Holder, or such Holder's nominee(s) or transferee(s), certificates or a book-entry transfer through the Depository for the full number of shares of Common Stock to which such Holder shall be entitled in satisfaction of the Company's Conversion Obligation."

SECTION 2.02. Ratification of Original Indenture.  The Original Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Original Indenture in the manner and to the extent herein and therein provided.
The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided, upon the terms and conditions herein above set forth. The Trustee is not responsible for the validity or sufficiency of this First Supplemental Indenture, nor for the recitals contained herein, all of which shall be taken as statements of the Company.
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IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

NU SKIN ENTERPRISES, INC.
By:	/s/ D. Matthew Dorny
Name:	D. Matthew Dorny
Title:	Executive Vice President and Secretary

The Bank of New York Mellon Trust Company, N.A., as Trustee, Registrar, Paying Agent and Conversion Agent
By:	/s/ Lawrence M. Kusch
Name:	Lawrence M. Kusch
Title:	Vice President